Exhibit 99.1

ICON Reports Third Quarter 2021 Results

Highlights

  Record net business wins in the quarter of $2,374 million; a net book to bill of 1.27.
  Closing backlog of $18.6 billion, an increase of 3% on our Combined Company Backlog since the closing of the PRA acquisition on 1 July 2021, or an increase of 14% year over year on a Combined Company basis.
  Quarter 3 adjusted revenue of $1,870.4 million representing a year on year increase of 167%.
  Adjusted EBITDA of $324.9 million or 17.4% of adjusted revenue, a year on year increase of 143%.
  Adjusted net income attributable to the Group was $209.8 million or $2.55 per diluted share.
  GAAP revenue for Quarter 3 was $1,866.4 million. GAAP net loss attributable to the Group of $94.3 million.
  Days sales outstanding reduced to 26 days from 64 days at September 30, 2020 on a comparable basis.
  Full year 2021 revenue guidance issued in the range of $5,430 - $5,530 million, representing a year over year increase of 94% - 98%.
  Full year 2021 adjusted earnings per share guidance issued in the range of $9.55 - $9.75. Adjusted earnings per share to exclude amortization, stock compensation, foreign exchange and transaction-related / integration-related adjustments.

DUBLIN--(BUSINESS WIRE)--November 3, 2021--ICONplc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organisation, today reported its financial results for the third quarter ended September 30, 2021.

CEO Dr. Steve Cutler commented, “I’m delighted with new ICON’s strong start as a combined organisation as shown by record new business wins of $2,374 million resulting in a net book to bill of 1.27 and backlog growth over the initial three month period since closing of 3% to $18.6 billion. The response to the acquisition by our customers has been excellent and we are already engaging in a number of more strategic discussions which we expect will drive further growth over the long term. With the strong performance in the third quarter, we are revising our full year 2021 guidance to revenue of $5,430 - $5,530 million, an increase of 96% at the midpoint of the range, and adjusted earnings per share of $9.55 - $9.75”.

Third Quarter 2021 Results

Gross business wins in the third quarter were $2,720 million and cancellations were $346 million. This resulted in net business wins of $2,374 million and a book to bill of 1.27.

GAAP revenue for Quarter 3 was $1,866.4 million. Adjusted revenue for Quarter 3 was $1,870.4 million. This represents a year on year increase of 167% or 165% on a constant currency basis.

GAAP net loss attributable to the Group was $94.3 million. Adjusted net income attributable to the Group for the quarter was $209.8 million resulting in an adjusted diluted earnings per share of $2.55 compared to $1.92 per share for Quarter 3 2020.

Adjusted EBITDA for Quarter 3 was $324.9 million or 17.4% of revenue, a year on year increase of 143%.

Cash generated from operating activities for the quarter was $299.0 million. During the quarter, $24.4 million was spent on capital expenditure. At September 30, 2021 the Group had cash and cash equivalents of $1,008.5 million, compared to cash and cash equivalents of $1,055.5 million at June 30, 2021 and $708.0 million at the end of September 2020.

Year to date 2021 Results

Gross business wins year to date were $5,330 million and cancellations were $750 million. This resulted in net business wins of $4,580 million and a book to bill of 1.27.

Year to date GAAP revenue was $3,595.7 million. Year to date adjusted revenue was $3,599.7 million. This represents a year on year increase of 76.7% or 76.1% on a constant currency basis.

GAAP net income attributable to the Group year to date was $76.7 million. Adjusted net income attributable to the Group was $448.4 million resulting in an adjusted diluted earnings per share of $7.11 compared to $5.26 per share for the equivalent prior year period.

Adjusted EBITDA year to date was $637.4 million or 17.7% of revenue, a year on year increase of 74.8%.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted revenue, adjusted EBITDA, adjusted net income attributable to the Group and adjusted diluted earnings per share attributable to the Group. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

To assist investors and analysts with year-over-year comparability for the merged business, we have included Combined Company Backlog information. This Combined Company information is not intended to represent pro forma financial information prepared in accordance with GAAP or Regulation S-X.

Adjusted earnings per share attributable to the Group (Non-GAAP) has been computed by dividing adjusted net income attributable to the Group by the weighted average number of shares outstanding. For the nine months ended 30 September 2020, GAAP earnings per share attributable to the Group has been computed by dividing net income attributable to the Group plus a GAAP charge associated with non-controlling interest in MeDiNova Research (“MeDiNova”) by the weighted average number of shares outstanding. ICON purchased a majority shareholding in MeDiNova on May 23, 2019. ICON exercised its call on the outstanding shares in MeDiNova and derecognised the non-controlling interest effective from March 2020.

ICON will hold a conference call tomorrow, November 4th, 2021 at 09:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a world-leading healthcare intelligence and clinical research organisation. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organisations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 37,960 employees in 159 locations in 53 countries as at September 30, 2021. For further information about ICON, visit: www.iconplc.com and www.iconplc.com/pra.

Source: ICON plc

Contact: Investor Relations +1888 381 7923 or

Brendan Brennan Chief Financial Officer +353 1 291 2000

Kate Haven Vice President Investor Relations +1888 381 7923

All at ICON.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND SEPTEMBER 30, 2020

(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands except share and per share data)

Revenue	$ 1,866,352	$ 701,729	$ 3,595,705	$ 2,037,059

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,357,942	493,410	2,615,309	1,444,536
Selling, general and administrative expense	206,713	82,715	382,614	254,309
Depreciation and amortization	140,636	16,801	175,317	48,981
Transaction and integration-related expenses	149,791	402	182,309	(497)
Restructuring	6,162	—	6,162	18,089

Total costs and expenses	1,861,244	593,328	3,361,711	1,765,418

Income from operations	5,108	108,401	233,994	271,641
Interest income	53	268	496	2,518
Interest expense	(102,306)	(3,239)	(129,584)	(9,640)

(Loss) income before provision for income taxes	(97,145)	105,430	104,906	264,519
Benefit arising/(provision) for income taxes	3,563	(13,706)	(26,718)	(32,706)

(Loss) income before share of earnings from equity method investments	(93,582)	91,724	78,188	231,813
Share of equity method investments	(688)	(83)	(1,471)	(83)

Net (loss) income	(94,270)	91,641	76,717	231,730
Net income attributable to noncontrolling interest	—	—	—	(633)
Net (loss) income attributable to the Group	$ (94,270)	$ 91,641	$ 76,717	$ 231,097

Net (loss) income per Ordinary Share attributable to the Group:

Basic	$ (1.17)	$ 1.74	$ 1.23	$ 4.28
Diluted	$ (1.17)	$ 1.72	$ 1.22	$ 4.25

Weighted average number of Ordinary Shares outstanding:

Basic	80,771,397	52,737,299	62,264,851	52,885,252

Diluted	80,771,397	53,194,327	63,095,857	53,283,680

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2021 AND DECEMBER 31, 2020

	(Unaudited)	(Audited)
	September 30, 2021	December 31, 2020
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$ 1,008,524	$ 840,305
Available for sale investments	1,712	1,729
Accounts receivable, net of allowance for credit losses	1,338,326	715,271
Unbilled revenue	550,692	428,684
Other receivables	60,376	35,394
Prepayments and other current assets	131,554	53,477
Income taxes receivable	38,484	28,118
Total current assets	3,129,668	2,102,978

Other Assets:
Property, plant and equipment, net	319,457	174,343
Goodwill	8,935,212	936,257
Operating right-of-use assets	238,107	84,561
Other non-current assets	57,637	20,773
Non-current income taxes receivable	16,119	17,230
Non-current deferred tax asset	117,313	12,705
Equity method investments	3,062	4,534
Investments in equity-long term	22,758	15,765
Intangible assets, net	4,815,184	66,460
Total Assets	$ 17,654,517	$ 3,435,606
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$ 62,576	$ 51,113
Unearned revenue	1,349,000	660,883
Other liabilities	794,879	399,769
Income taxes payable	39,614	12,178
Current bank credit lines and loan facilities	55,150	—
Total current liabilities	2,301,219	1,123,943
Other Liabilities:
Non-current bank credit lines and loan facilities	5,872,720	348,477
Non-current operating lease liabilities	190,912	60,801
Non-current other liabilities	73,917	26,366
Non-current government grants	760	838
Non-current income taxes payable	18,868	14,539
Non-current deferred tax liability	1,227,535	10,406
Commitments and contingencies	—	—
Total Liabilities	9,685,931	1,585,370

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorised,
81,397,821 shares issued and outstanding at September 30, 2021 and
52,788,093 shares issued and outstanding at December 31, 2020	6,629	4,580
Additional paid-in capital	6,700,407	617,104
Other undenominated capital	1,134	1,134
Accumulated other comprehensive loss	(79,196)	(35,477)
Retained earnings	1,339,612	1,262,895
Total Shareholders' Equity	7,968,586	1,850,236
Total Liabilities and Shareholders' Equity	$ 17,654,517	$ 3,435,606

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND SEPTEMBER 30, 2020
(UNAUDITED)

	Nine Months Ended
	September 30, 2021	September 30, 2020
	(in thousands)
Cash flows from operating activities:
Net income	$ 76,717	$ 231,730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	175,317	48,981
Impairment of right-of-use assets	5,731	5,411
Reduction in carrying value of operating right-of-use assets	30,607	21,367
Unrealised foreign currency gains, net	(7,374)	(3,982)
Loss on issuance of debt	59,460	—
Loss on equity method investments	1,471	83
Stock compensation expense	114,791	20,157
Loss/(gain) on interest rate hedge	891	(725)
Amortization of financing costs	4,448	368
Loss on extinguishment of debt	14,434	—
Deferred taxes	(26,532)	1,416
Other non-cash items	(1,592)	(121)
Changes in operating assets and liabilities, net of acquired assets and assumed liabilities:
Accounts receivable	123,413	24,623
Unbilled revenue	49,203	(17,635)
Unearned revenue	(60,514)	82,386
Other assets and liabilities	(21,147)	(41,446)
Net cash provided by operating activities	539,324	372,613
Cash flows from investing activities:
Purchase of property, plant and equipment	(46,067)	(28,026)
Purchase of subsidiary undertakings, net of cash acquired	(5,914,475)	(37,761)
Purchase of equity method investments	(2,450)	(2,450)
Sale of available for sale investments	17	47,902
Purchase of investments in equity - long term	(2,243)	(2,737)
Net cash used in investing activities	(5,965,218)	(23,072)
Cash flows from financing activities:
Financing related costs	(30,349)	—
Proceeds from exercise of equity compensation	104,070	12,349
Share issue costs	(848)	(10)
Repurchase of ordinary shares	—	(175,000)
Share repurchase costs	—	(140)
Drawdown of bank credit lines and loan facilities, net of debt issuance costs and debt discount withheld	5,905,100	—
Repayment of bank credit lines and loan facilities	(377,780)	—
Net cash provided by (used in) financing activities	5,600,193	(162,801)
Effect of exchange rate movements on cash	(6,080)	946
Net increase in cash and cash equivalents	168,219	187,686
Cash and cash equivalents at beginning of period	840,305	520,309
Cash and cash equivalents at end of period	$ 1,008,524	$ 707,995

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND SEPTEMBER 30, 2020
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(in thousands except share and per share data)

Adjusted revenue
Revenue, as reported	$ 1,866,352	$ 701,729	$ 3,595,705	$ 2,037,059
Acquisition related deferred revenue adjustment (a)	4,000	—	4,000	—
Adjusted revenue	$ 1,870,352	$ 701,729	$ 3,599,705	$ 2,037,059

Adjusted EBITDA
Net income/(loss) attributable to the Group	$ (94,270)	$ 91,641	$ 76,717	$ 231,097
Net income/(loss) attributable to non-controlling interest	—	—	—	633
Share of equity method investments	688	83	1,471	83
Provision for income taxes	(3,563)	13,706	26,718	32,706
Net interest expense (b)	102,253	2,971	129,088	7,122
Depreciation and amortization	140,636	16,801	175,317	48,981
Stock-based compensation expense (c)	26,355	7,260	41,987	21,431
Foreign currency losses (gains), net (d)	(7,185)	596	(6,347)	4,977
Restructuring (e)	6,162	—	6,162	18,089
Acquisition related deferred revenue adjustment (a)	4,000	—	4,000	—
Transaction-related / integration-related costs (f)	149,791	402	182,309	(497)
Adjusted EBITDA	$ 324,867	$ 133,460	$ 637,422	$ 364,622

Adjusted net income attributable to the Group and adjusted diluted net income per Ordinary Share attributable to the Group
Net income/(loss) attributable to the Group	$ (94,270)	$ 91,641	$ 76,717	$ 231,097
Provision for income taxes	(3,563)	13,706	26,718	32,706
Amortisation	115,874	4,890	124,615	14,427
Stock-based compensation expense (c)	26,355	7,260	41,987	21,431
Foreign currency losses (gains), net (d)	(7,185)	596	(6,347)	4,977
Restructuring (e)	6,162	—	6,162	18,089
Acquisition related deferred revenue adjustment (a)	4,000	—	4,000	—
Transaction-related / integration-related costs (f)	149,791	402	182,309	(497)
Transaction-related financing costs (g)	55,773	—	78,252	—
Adjusted tax expense (h)	(43,121)	(16,119)	(85,993)	(41,825)
Adjusted net income attributable to the Group	$ 209,816	$ 102,376	$ 448,420	$ 280,405

Diluted weighted average number of Ordinary Shares outstanding	82,293,287	53,194,327	63,095,857	53,283,680

Adjusted diluted net income per Ordinary Share attributable to the Group	$ 2.55	$ 1.92	$ 7.11	$ 5.26

(a)

Acquisition related deferred revenue adjustment represents non-cash adjustments resulting from the revaluation of deferred revenue and the subsequent charge to revenue in connection with business combinations.

(b)	Net Interest expense includes losses on modification or extinguishment of debt.
(c)	Stock-based compensation expense represents the amount of recurring non-cash expense related to the Company’s equity compensation programs
(d)

Foreign currency losses (gains), net relates to gains or losses that arise in connection with the revaluation of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.

(e)

Restructuring charges incurred relate to charges incurred in connection with the termination of leases at locations that are no longer being used and amounts incurred in connection with the elimination of redundant positions within the organisation.

(f)

Transaction-related / integration-related costs include expenses/credits associated with our acquisitions, share-based compensation expense related to the acceleration of share-based compensation awards and replacement share-based awards, contingent consideration valuation adjustments, and any other costs incurred directly related to the integration of these acquisitions.

(g)

Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from Adjusted EBITDA and Adjusted Net Income because they result from financing decisions rather than from decisions made related to our ongoing operations.

(h)	Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

ICON/ICLR-F

Contacts

Contact:
Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1888 381 7923
http://www.iconplc.com